

September 27, 2013

Via E-mail
Mr. Frank Feng
Acting Chief Financial Officer
Ku6 Media Co. Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, China

> **Re:** **Ku6 Media Co. Ltd.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 19, 2013**
> **File No. 000-51116**

Dear Mr. Feng:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

7. Acquired Intangible Assets, Net, page F-32

1.      In light of your significant losses and negative cash flows from operations in each of the last three fiscal years, it is unclear why your Trademark intangible asset is not impaired. Please advise us and tell us if you tested this asset for recoverability in accordance with the guidance in ASC 360-10-35-21. Also please explain to us, in detail, your methodology and assumptions when measuring for impairment loss. Refer to the guidance in ASC 360-10-35-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director